Filed by Isabella Bank Corporation
(Commission File No.: 001-42639)
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
of the Securities Exchange Act of 1934

Subject Company: Isabella Bank Corporation
(Commission File No.: 001-42639)

Website Alert message

Growing to Better Serve Our Communities

Isabella Bank is growing with the pending acquisition of Grand River Bank. There are no immediate changes to how you bank with us. Read the announcement.

Facebook post

We’re excited to share some important news.

Isabella Bank has announced the pending acquisition of Grand River Bank headquartered in Grandville, Michigan expanding our ability to serve our customers and communities.

For our customers, there are no immediate changes to how you bank with us. You can continue to use your accounts, cards, and online banking as you always have.

This is a meaningful growth opportunity for our organization and one that allows us to expand our reach while staying true to who we are. We will continue to serve our customers with the same commitment to service and community focus that defines Isabella Bank today.

For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the press release.

Read the full announcement here: [link to press release]

Thank you for trusting us to serve you.

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If you have questions, we invite you to visit our FAQ page [link] or contact your local branch. We’re here to help every step of the way.

LinkedIn Post

Isabella Bank is pleased to announce the pending acquisition of Grand River Bank, a $512 million community bank headquartered in Grandville, Michigan.

This strategic step expands our presence into Kent County and reflects a strong alignment between two organizations committed to relationship banking, local decision-making, and community impact.

For our customers, there are no immediate changes to accounts or services. This is a growth opportunity that allows us to extend the Isabella Bank experience to new communities while continuing to invest in the future.

We look forward to welcoming Grand River customers and employees and building on our shared commitment to exceptional service.

For additional information about the proposed merger, including information about forward-looking statements, where to find important information about the proposed merger and participants in the solicitation of proxies, please see the press release.

View the full announcement: [link to PR]